UNITED STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                                  SCHEDULE  13D/A

                    Under  the  Securities  Exchange  Act  of  1934


                                FTS  Group,  Inc.
                          ----------------------------
                                (Name  of  Company)

                     Common  Stock,  $.001  par  value  per  share
                    ----------------------------------------
                         (Title  of  Class  of  Securities)

                                   30266R  10  6
                                 --------------
                                 (CUSIP  Number)


                                Scott Gallagher
                            Chief Executive Officer
                                FTS Group, Inc.
                            1049c Oxford Valley Rd.
                              Levittown, Pa, 19057
           -----------------------------------------------------------
           (Name,  Address  and  Telephone  Number  of  Person  Authorized  to
                       Receive  Notices  and  Communications)


                                 March  29,  2004
              -----------------------------------------------------
             (Date  of  Event  Which  Requires  Filing  of  this  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP  No.      30266R  10  6
         -------------------------

1        Name  of  Reporting  Person

         Scott  Gallagher


2        Check the Appropriate Box if a Member of a Group      a
                                                                 -------

                                                               b
                                                                 -------
3        SEC  USE  ONLY


4        Source  of  Funds  *

         OO


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship  or  Place  of  Organization

         United  States  of  America


NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

7        Sole  Voting  Power:         5,364,951

8        Shared  Voting  Power:         -0-

9        Sole  Dispositive  Power:    5,364,951

10       Shared  Dispositive  Power:    -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 5,364,951

12       Check  Box  if the Aggregate Amount in Row (11) Excludes Certain Shares

13       Percent  of  Class  Represented  by  Amount  in  Row  (11):  29.9%

14       Type  of  Reporting  Person

         IN




ITEM  1:  SECURITY  AND  COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of FTS Group, Inc. (hereinafter the "Company"), whose principal place of business is located at 1049c Oxford Valley Rd., Levittown, Pa, 19057.

ITEM  2:  IDENTITY  AND  BACKGROUND  OF  REPORTING  PERSON

          a.   Name  -  Scott  Gallagher

          b.   Address  -  1049c  Oxford  Valley  Rd.,  Levittown,  Pa,  19057

          c. Occupation-- Mr. Gallagher is the Chairman of the Board and Chief Executive Officer of the Company located at the address above.

          d. During the past five years, Mr. Gallagher has not been convicted in any criminal proceeding.

          e. During the past five years, Mr. Gallagher has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr.  Gallagher  is  a  citizen  of  the United States of America.


Item  3:  SOURCE  OF  FUNDS  OR  OTHER  CONSIDERATION

     Mr. Gallagher received the shares of Common Stock as compensation for serving as Chief Executive Officer and Director of the Company.

Item  4:  PURPOSE  OF  TRANSACTION

     Mr. Gallagher accepted shares of the Company's Common Stock instead of cash compensation to preserve the Company's working capital.

ITEM  5:  INTEREST  IN  SECURITIES  OF  THE  COMPANY


          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 5,364,951 shares of Common Stock of the Company.

          b. The Reporting Person has the sole power to vote and dispose of 5,364,951 shares of common stock of the Company.

          c. On January 11, 2002, the Company entered into an executive employment agreement with Mr. Gallagher pursuant to which he was appointed the Company's Chairman of the Board and Chief Executive Officer. The agreement provides him a base salary of $100,000 per year, the opportunity for bonuses based on our financial performance, 1,200,000 shares of common stock and the right to participate in benefit programs maintained for other employees. The agreement covers the period through the end of 2004, subject to earlier termination. The agreement provides that the Company may terminate his employment with "cause," as defined therein. In the event that his employment is terminated without cause, the Company must pay him for the balance of the original term.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         N/A


ITEM  7:  MATERIAL  TO  BE  FILED  AS  EXHIBITS

          Executive Employment Agreement dated January 11, 2002 between the Company and the Reporting Person (filed as Exhibit 10.1 to the Company's Form 8-K on February 20, 2002 and incorporated herein by reference).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


/s/  Scott  Gallagher                                Date:    March  29,  2004
----------------------                                       -----------------
Scott  Gallagher